UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
______________________
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number: 001-13641
____________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PINNACLE ENTERTAINMENT, INC.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedule of the Plan for the fiscal year ended December 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of BDO USA, LLP, consenting to the incorporation by reference in the Registration Statements Nos. 333-60616 and 333-181495 on Form S-8 of Pinnacle Entertainment, Inc. of its report dated June 30, 2015 contained herein with respect to the annual financial statements of the Plan as of December 31, 2014 and for the year ended December 31, 2014 is filed as Exhibit 23.1 to this Annual Report on Form 11-K.

The written consent of RubinBrown LLP, consenting to the incorporation by reference in the Registration Statements Nos. 333-60616 and 333-181495 on Form S-8 of Pinnacle Entertainment, Inc. of its report dated July 15, 2014 contained herein with respect to the annual financial statements of the Plan as of December 31, 2013 is filed as Exhibit 23.2 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada

We have audited the accompanying statement of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Las Vegas, Nevada
June 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada

We have audited the accompanying statement of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the Plan) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
July 15, 2014

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets:
Cash	$208	$—
Participant-directed investments, at fair value	163,912,688	73,131,313
Receivables:
Notes receivable from participants	10,929,322	5,819,412
Employer contributions	124,510	41,079
Participant contributions	723,021	315,376
	11,776,853	6,175,867
Total Assets	175,689,749	79,307,180
Liabilities:
Excess contributions payable	404,894	200,288
Net assets available for benefits reflecting investments at fair value	175,284,855	79,106,892
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(348,570)	—

Net assets available for benefits	$174,936,285	$79,106,892

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended
December 31, 2014
Additions:
Investment income:
Interest, dividends and other income	$2,434,983
Net appreciation in fair value of investments	5,271,344
Total investment income	7,706,327

Interest on notes receivable from participants	772,972

Contributions:
Participant contributions	15,061,506
Employer discretionary matching contributions	3,934,122
Participant rollover contributions	1,832,543
Total contributions	20,828,171

Other miscellaneous income	30,699

Total additions	29,338,169

Deductions:
Benefits paid to participants	28,939,656
Administration and trust fees	527,347
Deemed distribution of notes receivable from participants	1,623,902
Total deductions	31,090,905

Net decrease in assets available for benefits	(1,752,736)
Plan transfer from Ameristar	97,582,129

Net assets available for benefits:
Beginning of year	79,106,892
End of year	$174,936,285

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan with a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The description of the Plan included in this Form 11-K is as of December 31, 2014 and is the prototype plan sponsored by Wells Fargo, N.A. (“Wells Fargo”). This plan was adopted by Pinnacle Entertainment, Inc. (“Pinnacle” or the “Company”) effective January 1, 2014. Prior to the adoption of this plan, the Company's prototype plan was sponsored by Massachusetts Mutual Life Insurance Company (“Mass Mutual”).

During the year ended December 31, 2014, Wells Fargo provided record-keeping, administrative, custodial services, and was the trustee of the Plan. During the year ended December 31, 2013, Mass Mutual provided record-keeping, administrative, and custodial services and Reliance Trust Company was the trustee of the Plan. State Street Bank and Trust Company also provided custodial services during the year ended December 31, 2013.

As a result of the changes in the Plan sponsor's record-keeping, administrative, and custodial service provider, a blackout period was imposed on participants under the Plan (the “Blackout Period”). During the Blackout Period, all participants under the Plan were prevented from engaging in certain account transactions such as directing or diversifying investments in individual accounts, obtaining a loan, making a withdrawal or obtaining a distribution from the Plan. The Blackout Period began on December 26, 2013, and ended on January 17, 2014.

In August 2013, Pinnacle acquired Ameristar Casinos Inc. (“Ameristar”) pursuant to an agreement and plan of merger. In connection with this acquisition, on January 2, 2014, the Ameristar 401(k) plan was merged into the Plan, including assets totaling $97,582,129 were transferred into the Plan.

As described in Note 7, “Tax Status,” Pinnacle intends for the Plan to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.

The Plan covers individuals who are employed in non-union employment classifications by Pinnacle and its subsidiaries (collectively, the “Employer”) that have elected to participate in the Plan and who have met the Plan's service eligibility requirements. The Plan also covers certain union employees in accordance with the applicable terms of any collective bargaining agreement.

Eligibility: In general, an employee who is employed by the Employer in a Plan-eligible classification and who either has completed three months of service or satisfies the requirements under the terms of an applicable collective bargaining agreement is eligible to participate in the Plan. In addition, certain employees (on-call, seasonal, and temporary employees) are eligible to participate on the first day of the month following the 12-month computation period in which they have worked 1,000 hours.

Contributions: Each year, participants may contribute up to 100% of eligible pre-tax annual compensation subject to a statutory dollar limit, as defined in the Code, which was $17,500 for the year ended December 31, 2014. In 2014, upon reaching participation eligibility for the first time, a participant was automatically enrolled in the Plan at a contribution level of 2% of his or her eligible pre-tax compensation, unless he or she elected a different level of contribution or elected not to be enrolled. Participants also may contribute amounts representing rollover distributions from other qualified retirement plans or individual retirement plans. Beginning on January 1, 2015, a participant must elect to be enrolled in the Plan.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established by the Code. The maximum catch-up contribution was $5,500 for the year ended December 31, 2014.

Employer matching contributions are discretionary. Currently, the Employer matches each participant's contribution in an amount equal to 50% of the participant's pre-tax contributions up to 3% of the participant's salary. Catch up contributions are not eligible for matching contributions.

Participants direct the investment of their contributions and their share of the Employer discretionary matching contributions into various investment options offered by the Plan, including Pinnacle common stock. Each participant receives voting rights for shares of Pinnacle common stock represented by the units held in his or her Plan account in the Company Stock Fund.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Employer's discretionary matching contributions and Plan earnings, and each participant's account is charged with any withdrawals or distributions requested by the participant, investment losses, and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled, is based solely on the participant's vested account balance.

Vesting: Participants have an immediate nonforfeitable right to their elective deferral and rollover contributions plus actual earnings thereon. In general, vesting in the Employer's discretionary matching contribution portion of the participant's account is based on years of service, as defined in the following table (except for certain former Ameristar employees):

Years of Service	Vested Percentage
0	—%
1	20%
2	40%
3	60%
4	80%
5	100%

As more fully described in the Plan document, with respect to certain former Ameristar employees, the following special vesting provisions apply: (i) employees with three or more years of vesting service with Ameristar on December 31, 2013, are subject to the following four-year graded vesting schedule for current balances and new contributions: 1 year-25%; 2 years-50%; 3 years-75%; 4 years-100%; (ii) employees with two years of vesting service with Ameristar on December 31, 2013, will be subject to the four-year graded schedule described in (i) above for current balances and the following five-year graded schedule for new contributions: 1 year-25%; 2 years-50%; 3 years-60%; 4 years-80%; 5 years-100%; and (iii) employees with one year of vesting service with Ameristar on December 31, 2013, will be subject to the four-year graded schedule described in (i) above for current balances and the following five-year graded schedule for new contributions: 1 year-25%; 2 years-40%; 3 years-60%; 4 years-80%; 5 years-100%.

Notwithstanding the vesting table above, a participant becomes fully vested in his or her Employer discretionary matching contributions plus actual earnings thereon upon his or her death, disability, or reaching age 60.

Forfeitures: Forfeitures may be used to reduce Employer discretionary matching contributions or cover administrative expenses. At December 31, 2014, forfeitures of $24,216 were available to reduce future Employer discretionary matching contributions.

Notes Receivable From Participants: Participants may borrow from their accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance, if any, during the prior year. Loans must be repaid within five years, with the exception of real estate loans, which may be repaid within 30 years. Participant loans are secured by the participant's vested account balance and bear interest at prevailing rates on the date of the loan. Interest rates range from 4.25% to 9.25% on loans outstanding at December 31, 2014.

Payment of Benefits: Upon termination of service, a participant may elect to receive distributions of the value of the participant's vested interest in his or her Plan account in the form of lump sum payment, partial lump sum payments or installments. A terminated participant with a vested Plan account of more than $5,000 may leave his or her vested Plan account in the Plan after termination but is required to begin receiving distribution of the vested Plan account no later than April 1 following the year in which the individual attains age 70½.

The Plan also provides for in-service hardship withdrawals from a participant's account for immediate financial needs, as defined in the Plan document, subject to certain limitations. Upon attaining age 59½, a participant may elect to receive an in-

service withdrawal of all or a portion of his or her elective deferrals and vested matching contributions (other than investments in Pinnacle common stock). Any participant who is a 5% or greater owner of the Employer and who has attained age 70½ is required to begin taking a partial withdrawal of his or her vested account in accordance with Plan provisions and the Code. Participants with rollover balances may take a distribution from their rollover account at any time in accordance with the Plan provisions.

Administrative Expenses: Plan participants pay substantially all administrative expenses of the Plan, except for any fees associated with Plan amendments, insufficient funds, and participant address searches. In addition, certain administrative expenses incidental to the administration of the Plan, including fees of the independent registered public accountants, may be paid by the Plan or by the Employer.

Trust and Recordkeeping Services: During the year ended December 31, 2014, Wells Fargo provided record-keeping, administrative, custodial services, and was the trustee of the Plan. During the year ended December 31, 2013, Mass Mutual provided record-keeping, administrative, and custodial services and Reliance Trust Company was the trustee of the Plan. State Street Bank and Trust Company also provided custodial services during the year ended December 31, 2013.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for benefits paid to participants, which are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 3, “Fair Value Measurements”). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition: Investments are reported at fair value. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Pinnacle Common Stock Fund: The Pinnacle common stock fund is designed to invest primarily in shares of common stock of the Company and is intended to constitute an employee stock ownership plan within the meaning of Code section 4975(e)(7). This fund also maintains some cash.

Money Market Fund: The money market fund sells shares at a price equal to their net asset value (“NAV”) and is valued at amortized cost, which approximates current market value. It is the intention of the money market fund to maintain a stable NAV per share of $1.00, although this cannot be assured. The fund has authorized broker-dealers to receive purchase orders on their behalf.

Notes Receivable From Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Excess Contributions Payable: Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Estimates: The preparation of the Plan's financial statements in conformity with U.S. GAAP requires the Plan Administrators to make estimates and assumptions that affect the reported amounts. Actual results may differ from those estimates.

Concentration of Risk: The Plan has exposure to risk to the extent that its investments are subject to market fluctuations, inflation fluctuations, and interest rate fluctuations that may materially affect the value of the investment balances.

Recently Issued Accounting Pronouncement: In May 2015, the Financial Accounting Standards Board issued Accounting Standard Update 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 amended Accounting Standards Codification 820, Fair Value Measurement, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied retrospectively and are effective for annual periods beginning after December 15, 2015, with early application permitted. We are currently evaluating the impact of adopting ASU 2015-07 on the Plan's financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and is measured according to a hierarchy that includes: “Level 1” inputs, such as quote prices in an active market for identical assets or liabilities; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014, or 2013.

•	Mutual funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

•	Money market fund: Valued at amortized cost, which approximates current market value.

•	Guaranteed investment contract: Valued at fair value based on the value of the underlying investments, which consist primarily of fixed income securities.

•
Pinnacle common stock fund: The Pinnacle common stock fund is valued at the NAV of shares held by the Plan at year-end. The NAV is determined by dividing the net assets of Pinnacle common stock fund by the number of units outstanding on the day of valuation. The Pinnacle common stock fund is comprised of shares of common stock of Pinnacle that are traded on an active market and cash.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan Administrators believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments may result in a different fair value measurement at the reporting date.
As of December 31, 2014, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Mutual funds - equity	$93,386,900	$93,386,900	$—	$—
Mutual funds - corporate bonds	10,134,345	10,134,345	—	—
Mutual funds - balanced	20,650,969	20,650,969	—	—
Wells Fargo funds equity	14,708,870	14,708,870	—	—
Total mutual funds	138,881,084	138,881,084	—	—
Guaranteed investment contract	18,085,909	—	18,085,909	—
Pinnacle Entertainment, Inc. common stock fund	6,945,695	—	6,945,695	—
Total investments at fair value	$163,912,688	$138,881,084	$25,031,604	$—

As of December 31, 2013, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Guaranteed investment contract	$7,031	$—	$7,031	$—
Pinnacle Entertainment, Inc. common stock fund	8,750,979	—	8,750,979	—
Money market fund	64,373,303	—	64,373,303	—
Total investments at fair value	$73,131,313	$—	$73,131,313	$—

NOTE 4. INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2014, and 2013:

December 31, 2014
Vanguard 500 Index Fund	$18,924,399
Mass Mutual Diversified SAGIC*	18,085,909
Hartford International Opportunities HLS Fund	15,737,817
Wells Fargo Advantage Growth Fund	14,570,267
T. Rowe Price Retirement 2030 Fund	13,804,814
T. Rowe Price Retirement 2020 Fund	13,218,175
T. Rowe Price Retirement 2040 Fund	12,224,123
Hartford Equity Income Fund	10,166,780

* Amount shown at fair value. Contract value at December 31, 2014 was $17,737,339.

December 31, 2013
Pinnacle Entertainment, Inc. common stock fund	$8,750,979
Money Market Fund	64,373,303

During 2014, Plan investments appreciated/(depreciated) in fair value as follows:

December 31, 2014
Pinnacle Entertainment, Inc. common stock fund	$(1,167,341)
Mutual Funds	6,140,720
Guaranteed Investment Contract	297,965
$5,271,344

NOTE 5. INVESTMENT CONTRACTS

The Plan entered into a benefit-responsive investment contract with Mass Mutual through the Mass Mutual Diversified Separate Account Guaranteed Investment Contract (the “SAGIC”). Mass Mutual maintains the contributions in a separate account. The separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Mass Mutual. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Since the SAGIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the SAGIC. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rate is set quarterly. Contract value, as reported to the Plan by Mass Mutual, approximates fair value and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:

(1)	amendments to the Plan documents (including complete or partial Plan termination or merger with another plan);

(2)	changes to the Plan's prohibition on competing investment options;

(3)	bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary); that cause a significant withdrawal from the Plans; or

(4)	the failure of the trust to qualify for exemption from federal income taxes.

The Plan Administrators do not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

NOTE 6. PLAN TERMINATION

The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, participants would become 100% vested in all Employer contributions allocated to their Plan accounts.

NOTE 7. TAX STATUS

The Plan is a prototype plan sponsored by Wells Fargo, which is the subject of a favorable opinion letter from the IRS dated March 31, 2008, and the Plan Administrators believe the Plan has been operated in accordance with the applicable provisions of the Code. The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Internal Revenue Service's Employee Plans Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrators believe that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2011 and later remain subject to examination by taxing authorities.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

Certain Plan investments are shares of Pinnacle common stock, a money market account and a guaranteed investment contract managed by Wells Fargo. As of December 31, 2014, and 2013, Pinnacle is the Plan sponsor, and Wells Fargo was the custodian and record-keeper as defined in the Plan document and, therefore, these transactions qualify as allowable party-in-interest transactions.

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014, and 2013:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$174,936,285	$79,106,892

Receivables	(847,531)	—
Excess contributions payable	404,894	200,288
Net assets available for benefits per the Form 5500	$174,493,648	$79,307,180

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

December 31,
2014
Increase in net assets available for benefits per the financial statements	$95,829,393
Net change in excess contributions payable	204,606
Net change in receivables	(847,531)
Increase in net assets available for benefits per the Form 5500	$95,186,468

Supplemental Schedule

SUPPLEMENTAL SCHEDULE:

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-3667491 Plan #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Vanguard 500 Index Fund	Mutual Fund	$18,924,399
	Mass Mutual Diversified SAGIC**	Guaranteed Investment Contract	17,737,339
	Hartford International Opportunities HLS Fund	Mutual Fund	15,737,817
*	Wells Fargo Advantage Growth Fund	Mutual Fund	14,570,267
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	13,804,814
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	13,218,175
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	12,224,123
	Hartford Equity Income Fund	Mutual Fund	10,166,780
	T. Rowe Price New Horizon Fund	Mutual Fund	7,626,978
*	Pinnacle Entertainment, Inc. Common Stock Fund	Outside Fund	6,945,695
	Metropolitan West Total Return Bond Fund	Mutual Fund	6,787,779
	AllianzGI NFJ Small Cap Value Fund	Mutual Fund	4,578,748
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	3,934,769
	T. Rowe Price Retirement Income Fund	Mutual Fund	3,498,025
	Vanguard Mid Cap Index Fund	Mutual Fund	3,230,772
	PIMCO Real Return Fund	Mutual Fund	2,717,259
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	2,295,130
	Hartford Small Cap Growth Y Fund	Mutual Fund	1,714,835
	John Hancock Disciplined Value Mid Cap Fund	Mutual Fund	1,218,470
	Vanguard Total International Stock Index Fund	Mutual Fund	1,135,007
	Vanguard Small Cap Index Fund	Mutual Fund	726,923
	Blackrock High Yield Bond Fund	Mutual Fund	529,541
*	Wells Fargo Emerging Markets Equity Fund	Mutual Fund	138,602
	Templeton Global Bond R6 Fund	Mutual Fund	99,766
	Gabelli Asset Fund	Mutual Fund	2,105
	Cash/Other	Holding Account	208
			163,564,326
*	Participant Loans	Interest at 4.25% to 9.25%, due through October 2044	10,929,322
			$174,493,648

*	Identifies a party-in-interest to the Plan.

**	Amount shown at contract value. Fair value at December 31, 2014 was $18,085,909.
Column (d) has been omitted as historical cost is not required as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated:	June 30, 2015	By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
Plan Administrator
Pinnacle Entertainment, Inc. President and Chief Financial Officer

Dated:	June 30, 2015	By:	/s/ Christina J. Donelson
Christina J. Donelson
Plan Administrator
Pinnacle Entertainment, Inc. Senior Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm
23.2	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm